Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES ACCEPTANCE OF NORMAL COURSE ISSUER BID

Ottawa, April 9, 2010 — The Board of Directors of DragonWave Inc. (TSX:  DWI; NASDAQ: DRWI) announced today that the Toronto Stock Exchange (the “TSX”) has accepted DragonWave’s notice of intention to make a normal course issuer bid.  Under the terms of the normal course issuer bid, DragonWave may acquire up to 3,508,121 of its common shares (the “common shares”), representing approximately 10% of its public float, through the facilities of the TSX and the NASDAQ Global Market (“NASDAQ”), subject to applicable securities laws.  As of March 31, 2010, DragonWave had 36,934,917 common shares issued and outstanding of which 35,081,214 constituted its public float.

The purchases may commence on April 13, 2010, subject to compliance with DragonWave’s insider trading policy. Purchases pursuant to the bid will terminate on April 12, 2011, or on such earlier date as DragonWave may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX.

The normal course issuer bid will be subject to the rules of the TSX, the NASDAQ and applicable securities laws.  As of end of day on March 31, 2010, the average daily trading volume of the common shares for the past three months on NASDAQ is 1,081,297 common shares and the average daily trading volume of the common shares for the past six months on the TSX is 546,574 common shares.  Except pursuant to exceptions for block purchases, the number of shares that may be purchased under the bid on NASDAQ on any trading day is limited to 25% of the average daily trading volume of the common shares on NASDAQ (which, as of today’s date, with respect to the NASDAQ only, is 270,324 common shares, but is subject to adjustment based on future trading volumes).  In addition, except pursuant to exceptions for block purchases, the number of shares that may be purchased on the TSX on any trading day is limited to 25% of the average daily trading volume on the TSX, based on the six months ended March 31, 2010 (which, with respect to the TSX only, is 136,643 common shares).  The specific timing and amount of share purchases will vary based on market conditions, regulatory requirements and other factors. DragonWave will pay the market price at the time of acquisition of common shares purchased through the facilities of the TSX and/or the NASDAQ. All common shares acquired by DragonWave under the normal course issuer bid will be cancelled.

Subject to the review of the TSX, the Company may adopt an automatic share purchase plan with its designated broker that would allow for the repurchase of common shares at times when DragonWave is prohibited from being active in the market due to its own internal trading blackout periods.

DragonWave is initiating the normal course issuer bid because it believes that, at certain times, the market price of its common shares may not reflect the underlying value of its business and its future prospects.  The objective of the normal course issuer bid is to provide capital appreciation and market stability for the benefit of DragonWave’s shareholders.

DragonWave has not previously engaged in a normal course issuer bid.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s views regarding the market price of its common shares, its plans to undertake a normal course issuer bid, and the objectives of the normal course issuer bid. These statements are subject to certain assumptions, risks and uncertainties, and including the following:  DragonWave’s dependence on the development and growth of the market for high-capacity wireless communications services; DragonWave’s reliance on a small number of customers for a large percentage of its revenue; intense competition from several competitors; a lengthy and variable sales cycle; and the fact that the trading price of DragonWave’s common shares has been, and may continue to be, subject to large fluctuations in response to a number of events and factors, such as actual or anticipated fluctuations in our results of operations and changes in estimates of our future results of operations by DragonWave or securities analysts.  These statements are provided to enable external stakeholders to understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.  Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Other risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East, Asia and North America. For more information, visit http://www.dragonwaveinc.com/.

DragonWave® is a registered trademark of DragonWave Inc.

For further information, please contact:

DragonWave Inc.

Russell Frederick

Chief Financial Officer

(613) 599-9991 ext. 2253

rfrederick@dragonwaveinc.com

DragonWave Inc.

John Lawlor

VP Investor Relations

(613) 599-9991 ext. 2252

jlawlor@dragonwaveinc.com